UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Jumei International Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

48138L107**

(CUSIP Number)

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China

+86-10 5280 2802

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 4 to the Schedule 13D filed with U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2016, as amended by Amendment No. 1 filed with the SEC on November 28, 2017, Amendment No. 2 filed with the SEC on January 13, 2020 and Amendment No. 3 filed with the SEC on February 25, 2020 (the “Original Filing”) by, among others, Leo Ou Chen (“Mr. Chen”) and Super ROI Global Holding Limited (“Super ROI”), with respect to ordinary shares (“Ordinary Shares”), comprising of the Class A Ordinary Shares, par value US$0.00025 per share (“Class A Ordinary Shares”), and Class B Ordinary Shares, par value of $0.00025 per share (“Class B Ordinary Shares”) of Jumei International Holding Limited, a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect with respect to Mr. Chen and Super ROI. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138L107	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Leo Ou Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% of the Ordinary Shares (representing 88.9% of the total outstanding voting power) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 50,892,198 Class B Ordinary Shares held by Jumei Investment Holding Limited, which is a wholly-owned subsidiary of Super ROI, a British Virgin Islands company beneficially owned by Mr. Chen through a trust. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(2)	Based on 114,147,610 Ordinary Shares as a single class outstanding as of February 25, 2020, being the sum of 63,255,412 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on February 25, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Jumei Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% of the Ordinary Shares (representing 88.9% of the total outstanding voting power) (4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Representing 50,892,198 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(4)	Based on 114,147,610 Ordinary Shares as a single class outstanding as of February 25, 2020, being the sum of 63,255,412 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on February 25, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Super ROI Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% of the Ordinary Shares (representing 88.9% of the total outstanding voting power) (6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(5)	Representing 50,892,198 Class B Ordinary Shares held by Jumei Investment Holding Limited, a wholly-owned subsidiary of Super ROI. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(6)	Based on 114,147,610 Ordinary Shares as a single class outstanding as of February 25, 2020, being the sum of 63,255,412 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on February 25, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 5 of 6 Pages

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Mr. Chen, Jumei Investment Holding Limited (“Jumei Investment”) and Super ROI are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Chen is the founder, chairman of board of directors, chief executive officer and acting chief financial officer of the Company. Mr. Chen is a PRC citizen. Jumei Investment is principally an investment holding vehicle and a company organized and existing under the laws of the Cayman Islands. Jumei Investment is a wholly-owned subsidiary of Super ROI. Super ROI is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Super ROI is ultimately wholly owned by The Leo Chen Trust. Vistra Trust (Singapore) Pte Limited is the trustee of The Leo Chen Trust, with Mr. Chen as settlor and Mr. Chen and his family as beneficiaries. The principal business address of each of Mr. Chen, Jumei Investment and Super ROI is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Jumei Investment and Super ROI are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On April 1, 2020, Super ROI entered into a loan agreement (the “Loan Agreement”) with WB Online Investment Limited (“WB”), pursuant to which and subject to the conditions set forth therein, WB committed to provide a term loan in an aggregate amount of US$100 million for Super ROI to complete the Tender Offer and the Merger. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit E and is incorporated herein by reference in its entirety.

CUSIP No. 48138L107	13D	Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated April 1, 2020 by and between the Reporting Persons.

E	Loan Agreement dated April 1, 2020 by and between Super ROI Global Holding Limited and WB Online Investment Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Super ROI Global Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Jumei Investment Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of class A ordinary shares, par value of $0.00025 per share, of Jumei International Holding Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 1, 2020.

Date: April 1, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Exhibit E

Dated April 1, 2020

LOAN AGREEMENT

in respect of

US$100,000,000 loan

for

Super ROI Global Holding Limited

(as Borrower)

with

WB Online Investment Limited

(as Lender)

i

SECTION 10	42

21 PAYMENT MECHANICS	42

22 NOTICES	43

23 CALCULATIONS AND CERTIFICATES	44

24 PARTIAL INVALIDITY	44

25 REMEDIES AND WAIVERS	45

26 AMENDMENTS AND WAIVERS	45

27 COUNTERPARTS	45

SECTION 11	46

28 GOVERNING LAW	46

29 ENFORCEMENT	46

SCHEDULE 1	47

SCHEDULE 2	48

SCHEDULE 3	51

ii

THIS LOAN AGREEMENT is dated April 1, 2020 and is made

BETWEEN

(1)	Super ROI Global Holding Limited, a company incorporated under the laws of the British Virgin Islands, as borrower ("Borrower"); and

(2)	WB Online Investment Limited, as lender ("Lender").

THE PARTIES AGREE that:-

SECTION 1

INTERPRETATION

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:-

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Agreement Date" means the date of this Agreement as stated above.

"Applicable Jurisdiction" means the Cayman Islands, the BVI, the PRC, Hong Kong or the United States of America.

"Authorisation" means:-

(a)	an authorisation, consent, approval, resolution, licence, exemption, waiver, filing, notarisation, lodgement or registration; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

"Availability Period" means the period from and including the Agreement Date to and including the Utilisation Date, which shall be no earlier than April 20th, 2020.

"Business Day" means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in the Cayman Islands, the BVI, the PRC, Hong Kong or the United States of America, with respect to any action to be undertaken or notice to be given in such jurisdiction.

"Borrower Parties" means the Leo Chen Trust (established by Mr. Leo Ou Chen and managed by Vistra Trust (Singapore) Pte. Limited), Borrower, the Jumei Investment Holding Limited, the Jumei International Holding Limited and all the Subsidiaries of any one of them from time to time, and a "member of the Borrower Parties" shall be construed accordingly.

1

"Charged Assets" means the assets from time to time subject, or expressed to be subject, to the Security created under the Security Documents or any part of those assets.

"Commitment" means:-

(a)	the rights of any person against the Lender under this Agreement to require the Lender to make or maintain the Loan, and the corresponding obligations (conditional or otherwise) of the Lender; or

(b)	the currency and maximum aggregate amount of the Loan (whether made already or capable of being made thereafter).

"Default" means:-

(a)	an Event of Default; or

(b)	any event or circumstance specified in Clause 17 (Events of Default), which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Existing Security" means all the existing Security given by the Borrower or any of its affiliates, including but not limited to the share charge of 100% shares of [******] in favour of [******].

"Event of Default" means any event or circumstance specified as such in Clause 17 (Events of Default).

"Final Maturity Date" means the date six (6) months after the first Utilisation Date.

"Finance Document" means:-

(a)       this Agreement;

(b)       any Security Document; or

(c)       any other document designated as such by the Lender and the Borrower,

and "Finance Documents" means all those documents referred to in paragraphs (a) to (d) above.

"Governmental Agency" means any government or any governmental agency, semi-governmental or judicial entity or authority (including any stock exchange or any self-regulatory organisation established under statute).

"Guarantee" means the Guarantee specified in item 1 in Schedule 3 (Security Documents).

2

"Guarantor" means Mr. Leo Ou Chen, a Chinese citizen with the Identity Card Number of [******].

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China.

"HK$” means the lawful currency of Hong Kong.

"Indebtedness" of any Party means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Party and shall also include, to the extent not otherwise included, the guaranty of items that would be included in this definition.

"Indirect Tax" means any goods and services tax, consumption tax, value added tax or any Tax of a similar nature.

"Insurances" means all insurances taken out or to be taken out by any Project Company (whether alone or jointly with any other person) in respect of the Project or any part thereof in accordance with the requirements under paragraph (b) of Clause 16.7 (Insurances), but excluding any third party liability insurance and any public liability insurance, and an "Insurance" means each or any of those insurances (but excluding any third party liability insurance and any public liability insurance), as the context may require.

"Interest Period" means, in relation to the Loan, each period fixed or determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

"Liabilities" means all present and future moneys, debts and liabilities due, owing or incurred by any Obligor to the Lender under or in connection with any Finance Document (in each case, whether alone or jointly, or jointly or severally, with any other person, whether actually or contingently and whether as principal, surety or otherwise).

"Loan" means, the fixed term loan to be made available under this Agreement as described in Clause 2 (The Loan).

"Material Adverse Effect" means a material adverse effect on:-

(a)	the business, operations, asset, condition (financial or otherwise), performance or prospects of any Obligor or of the Borrower Parties taken as a whole;

(b)	the ability of any Obligor to perform its obligations under any Finance Document to which it is a party;

3

(c)	the validity, legality or enforceability of any Finance Document or the rights or remedies of the Lender under any Finance Document; or

(d)	the validity, legality or enforceability of any Security expressed to be created under any Security Document or the priority and ranking of any of such Security, provided that any situations not attributing to the Obligor shall not be deemed as a Material Adverse Effect.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:-

(a)	if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day; and

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

The above rules will only apply to the last Month of any period.

"New Lender" has the meaning given to such term in Clause 18.1 (Assignments and transfers by the Lender).

"Obligors" means collectively:-

(a)	the Borrower;

(b)	the Guarantor;

(c)	the chargors; and

(d)	any other party to the Finance Documents (other than the Lender and the bank),

and an "Obligor" means each or any of them, as the context may require.

"Party" means a party to this Agreement.

"PRC" means The People's Republic of China (excluding, for the purpose of the Finance Documents, Hong Kong, Taiwan and the Macau Special Administrative Region).

"Project" means:-

(a)	Tianjin Project, located at [******], with land acreage of 166,285.5 square meter; and

4

(b)	Suzhou Project, located at [******], with land acreage of 79,339.9 square meter and construction acreage of 38,314.83 square meter,

provided that the definition of "Project" should exclude such portions which have been sold and to the extent where the net Sale Proceeds of those sold portions having been applied for mandatory prepayment.

"Project Companies" means collectively:-

(a)	[******]; and

(b)	[******],

and a "Project Company" means each or any of them, as the context may require.

"Purchasers" means any and all buyers and purchasers in all or any of the Sale Contracts.

"Repeating Representations" means each of the representations set out in Clauses 14.1 to 14.18 inclusive.

"RMB" means the lawful currency of PRC.

"Sale Contracts" means all or any agreements for sale and purchase of all or any units or parts of the Project, or direct or indirect shares/equity interests of the Project Companies, which may at any time and from time to time be entered into in accordance with the terms of this Agreement by any Project Company (or by any of its Holding Company or agents on its behalf) with any Purchaser, and a "Sale Contract" means each or any of such agreements for sale and purchase.

"Sale Proceeds" means any and all moneys representing sale proceeds of all or any units or parts of the Project received or receivable by any Project Company (or by any of its Holding Company or agents on its behalf) from time to time and at any time from the Purchasers under the terms of the Sale Contracts.

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect, but excluding any lien arising in the ordinary course of trading by operation of law and not by way of contract nor relating to borrowings.

"Security Document" means:-

(a)	each of the Security Documents listed in Schedule 3 (Security Documents), with the definition of each Security Document specified therein; and

(b)	any other document that may at any time be executed by any person creating, evidencing or perfecting any Security to secure all or part of the Liabilities.

"Subsidiary" means in relation to any company or corporation, a company or corporation:-

5

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)	more than half the issued voting share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation; or

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same), and "Taxation" shall be construed accordingly.

"Tax Deduction" has the meaning given to such term in Clause 10.1 (Tax definitions).

"Total Commitments" means at any time the aggregate of the Commitments, being at the Agreement Date USD 100,000,000.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"US$” or “US Dollars" means the lawful currency of the United States of America.

"Utilisation" means the single lump sum utilisation of the Loan.

"Utilisation Date" means the date of the Utilisation, being the date on which the Loan is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 1 (Form of Utilisation Request).

"Valuation Report" means an external valuation report submitted or to be submitted by the Borrower to the Lender under paragraph 3 of Schedule 2 (Conditions Precedent), which should be:-

(a)	dated not earlier than 1 Month before the Utilisation Date;

(b)	prepared by an independent professional valuer acceptable to the Lender, at the Borrower's cost, addressed to the Lender;

(c)	showing the open market value of the Project as at the date of such report; and

(d)	covering such other matters as the Lender may request.

6

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:-

(i)	the "Lender", the "Borrower", any "Guarantor", any "Obligor" or any "Party" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	"assets" includes present and future properties, revenues and rights of every description;

(iii)	a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(iv)	"including" shall be construed as "including without limitation" (and cognate expressions shall be construed similarly);

(v)	"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vi)	a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(vii)	a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(viii)	the control of one person (the "first person") by another person (the "second person") or the first person being controlled by the second person means that the second person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or a majority of the members of the board of directors or other governing body of the first person;

(ix)	an "agreement" includes any document or deed, an arrangement and any other kind of commitment;

(x)	a "right" includes a power, a remedy and a discretion;

(xi)	a "guarantee" includes an indemnity or other assurance against financial loss including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any indebtedness, and "guaranteed" shall be construed accordingly;

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(xii)	a provision of law is a reference to that provision as amended or re-enacted; and

(xiii)	a time of day is a reference to Hong Kong time.

(b)	Unless a contrary indication appears, references to Clauses and Schedules are to be construed as references to clauses of, and schedules to, this Agreement. Section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice or certificate given under or in connection with any Finance Document has the same meaning in that Finance Document, notice or certificate as in this Agreement.

(d)	A Default or an Event of Default is "continuing" if it has not been remedied or waived.

(e)	Where this Agreement specifies an amount in a given currency (the "specified currency") "or its equivalent", the "equivalent" is a reference to the amount of any other currency which, when converted into the specified currency utilising the Lender's spot rate of exchange for the purchase of the specified currency with that other currency at or about 11:00 a.m. on the relevant date, is equal to the relevant amount in the specified currency.

(f)	Unless a contrary indication appears, a person shall be treated as having "management control" over a company, corporation or entity if that person is able to direct the affairs and/or control the composition of the board of directors or equivalent body of that company, corporation or entity (whether by contract, through the exercise of voting rights or otherwise).

(g)	Unless a contrary indication appears:-

(i)	words importing the plural include the singular and vice versa;

(ii)	words importing a gender include every gender;

(iii)	the words "other", "including" and "in particular" do not limit the generality of any preceding words and are not to be construed as being limited to the same class as the preceding words where a wider construction is possible; and

(iv)	an obligation not to do something will also be treated as an obligation not to permit it to be done.

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SECTION 2

THE LOAN

2	THE LOAN

2.1	The Loan

Subject to the terms of this Agreement, the Lender will make available to the Borrower a US Dollar fixed term loan in an aggregate amount equal to the Total Commitments.

2.2	Commitments

(a)	Subject to paragraph (b) below: on the Agreement Date, the currency and amount of the Commitment of the Lender is US$100,000,000; and

(b)	Any Commitment of the Lender is subject to any cancellation or reduction thereof in accordance with this Agreement.

3	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Loan towards the payment of the consideration and fees and other expenses in connection to the Borrower’s acquisition of all class A ordinary shares, par value $0.00025 per share, of Jumei International Holding Limited that the Borrower does not beneficially own (the “Acquisition”).

3.2	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

The Borrower may not deliver the Utilisation Request unless the Lender has received all of the documents and other evidence listed in and appearing to comply with the requirements of Schedule 2 (Conditions Precedent).

4.2	Further conditions precedent

(a)	In addition to the requirements of Clause 4.1 (Initial conditions precedent), the Lender will only be obliged to comply with Clause 5.4 (Availability of Loan) if on the date of the Utilisation Request and on the proposed Utilisation Date:-

(i)	Jumei Investment Holding Limited shall accept all class A ordinary shares validly tendered and not withdrawn in connection with the Acquisition;

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(ii)	no Default is continuing or would result from the proposed Loan; and

(iii)	the Repeating Representations to be made by the Borrower are true in all material respects.

4.3	Conditions subsequent

(a)	Immediately after the effectiveness of the merger between Jumei International Holding Limited and Jumei Investment Holding Limited as a result of the Acquisition, the Borrower shall deliver or procure to be delivered to the Lender:-

(i)	copies of the resolutions listed in clause 1 (c) of this Schedule 2, duly signed and dated;

(ii)	copies of application documents listed in clause 6 (b) and (d) of this Schedule 2, duly signed and dated.

(b)	Within 20 business days from the effectiveness of 股权质押协议, the Borrower shall, pursuant to the terms and conditions of 股权质押协议, deliver or procure to be delivered to [******]:-

(i)	the original of the certificate evidencing the share charge in favour of the[******] has been discharged.

(ii)	the original of the certificates evidencing the new share charges in favour of the [******] have been registered with the local competent industrial and commercial administration, including but not limited to:-

(A)	all the original of the new certificates of registration of share charges of 100% shares of [******], 100% shares of[******], 83.6% shares of [******], 100% shares of [******], and 100% shares of [******];

(B)	for the [******]’s interest, as the only first ranking charge holder of the shares as specified in paragraph (A) above.

(c)	Except as otherwise agreed in this Agreement, within 5 business days from the Utilisation Date, the Borrower shall deliver or procure to be delivered to the Lender, pursuant to the terms and conditions of the Share Charge, the original of the certificates evidencing the new share charges in favour of the Lender have been registered with the registrar of corporate affairs, registered office service providers or equivalent authorities, including the entire issued share capital of the Offshore Entities, for the Lender’s interest, as the only first ranking charge holder.

(d)	In addition to any guarantees made by the Guarantor to the Lender under the Finance Documents, if, any of the Securities has not been created and registered pursuant to the terms and conditions of the Securities Documents and this Agreement within the time limits as specified in paragraph (b) to (c) above, the Guarantor further guarantees to the Lender that he shall, with his real estate as collateral, create a mortgage or other security as appropriate with equivalent effect in favour of the Lender or its Affiliates, for the completeness of the creation and registration of all Securities.

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4.4	Production of documents

Any document and evidence (or copies thereof) to be provided under a Finance Document:-

(a)	shall be in form and substance to the satisfaction of the Lender; and

(b)	which are required to be signed or certified, shall be signed or certified by any person or persons in accordance with the requirements under that Finance Document or, in the absence of any such requirement, by any other person to the satisfaction of the Lender.

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SECTION 3

UTILISATION

5	UTILISATION

5.1	Delivery of the Utilisation Request

The Borrower may utilise the Loan in one lump sum by delivery to the Lender of the duly completed Utilisation Request not later than 11:00 a.m. on the 2nd Business Day before the proposed Utilisation Date (or such shorter period as the Lender may from time to time allow).

5.2	Completion of the Utilisation Request

(a)	The Utilisation Request is irrevocable and will not be regarded as having been duly completed, unless:-

(i)	the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount);

(iii)	the proposed Interest Period complies with Clause 9 (Interest Periods); and

(iv)	it specifies the account and bank to which the proceeds of the Utilisation are to be credited.

(b)	Only one Loan may be requested in the Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in the Utilisation Request must be US Dollars.

(b)	The amount of the proposed Loan must not exceed the Total Commitments.

(c)	The Loan is to be made in one lump sum.

5.4	Availability of Loan

If the conditions set out in Clauses 4 (Conditions of Utilisation) and 5.1 (Delivery of a Utilisation Request) to 5.3 (Currency and amount) above have been met, the Lender shall make the Loan available by the Utilisation Date.

5.5	Cancellation of Loan

On the expiry of the Availability Period or immediately after the Utilisation is made, the Commitment (or, as the case may be, the remaining undrawn balance of the Commitment) of the Lender shall be immediately and automatically reduced to zero.

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SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

6	REPAYMENT

6.1	Repayment of Loan

The Borrower shall repay the Loan on the Final Maturity Date in full.

6.2	Reborrowing

The Borrower may not reborrow any part of the Loan which is repaid.

7	PREPAYMENT AND CANCELLATION

7.1	Illegality

If, at any time, it is or will become unlawful in any Applicable Jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain in the Loan:-

(a)	the Lender shall promptly notify the Borrower upon becoming aware of that event;

(b)	upon the Lender notifying the Borrower, the Commitment of the Lender will be immediately cancelled; and

(c)	the Borrower shall repay the Loan in full on the last day of the Interest Period for the Loan occurring after the Lender has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law).

7.2	No voluntary cancellation

Except at the times and in the manner expressly provided for in other provisions of this Agreement, the Borrower shall not cancel all or any part of the Loan.

7.3	Voluntary prepayment of Loan

(a)	The Borrower may, if it gives the Lender not less than ten Business Days' (or such shorter period as the Lender may agree) prior written notice, upon the Lender’s receipt and approval of such notice, prepay on the last day of an Interest Period applicable to it, the whole or any part of the Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of US$30,000,000 and an integral multiple of US$10,000,000).

(b)	If a prepayment under this Clause 7.3 is effected, then the Borrower shall on or before the date of that prepayment pay to the Lender a prepayment fee of 1% flat on the prepaid amount.

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(c)	The Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the Total Commitments become zero).

7.4	Right of prepayment

(a)	If:-

(i)	any sum payable to the Lender by an Obligor is required to be increased under paragraph (a) of Clause 10.2 (Tax gross-up); or

(ii)	the Lender claims indemnification from the Borrower under Clause 10.3 (Tax indemnity),

then the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Lender notice of its intention to prepay the Loan in full.

(b)	Upon Lender’s approval of the notice referred to paragraph (a) above, on the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall prepay to the Lender the Loan in full, subject to any cost.

7.5	Restrictions

(a)	Any notice of prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant prepayment is to be made and the amount of that prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to payment of the prepayment fee (if payable) under paragraph (b) of Clause 7.3 (Voluntary prepayment of Loan), without premium or penalty.

(c)	The Borrower may not reborrow any part of the Loan which is prepaid.

(d)	The Borrower shall not repay or prepay all or any part of the Loan, except at the times and in the manner expressly provided for in this Agreement.

7.6	Mandatory prepayment

(a)	The Borrower shall ensure and procure that the following receipted amounts will be applied towards mandatory prepayment of the Loan and/or the accrued interest thereon:-

(i)	subject to the sale having been previously approved by the Lender, 100% of the net Sale Proceeds of the Project (after deducting the reasonable cost and expenses for such sale);

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(ii)	moneys received and to be kept by the Borrower arising from any insurance claims under any Insurance, to the extent not applied towards:-

(1)	reinstating, rebuilding, replacing or repairing the Project, or

(2)	payment to third party in respect of claims under third party or public liability or project-related insurances.

(b)	All mandatory prepayments of the Loan under this Clause 7.6 shall:-

(i)	be effected on the next interest payment date relating to the Loan; and

(ii)	satisfy the obligations under Clause 6.1 (Repayment of Loan).

(c)	Any amount prepaid cannot be reborrowed.

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SECTION 5

COSTS OF UTILISATION

8	INTEREST

8.1	Calculation of interest

The rate of interest on the Loan is 12% per annum, be prorated on the basis of a 365 day year for the actual number of days in the relevant Interest Period.

8.2	Payment of interest

The Borrower shall pay accrued interest on the Loan on the last day of each Interest Period.

8.3	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two percent higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted a Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Lender (acting reasonably). Any interest accruing under this Clause 8.3 shall be paid within three business days by the Obligor upon the receipt of the demand by the Lender.

(b)	Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

9	INTEREST PERIODS

9.1	Selection of Interest Periods

(a)	The Borrower may select an Interest Period for the Loan in the Utilisation Request.

(b)	Subject to this Clause 9, the Borrower may select an Interest Period of:-

(i)	one Month; or

(ii)	any other period agreed between the Borrower and the Lender.

(c)	If the Borrower fails to specify an Interest Period in the Utilisation Request in accordance with the terms of this Agreement, the relevant Interest Period will be one Month.

(d)	An Interest Period for the Loan shall not extend beyond the Final Maturity Date.

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(e)	The first Interest Period for the Loan shall start on the Utilisation Date. Each subsequent Interest Period for the Loan shall start following the last day of the preceding Interest Period of the Loan.

9.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

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SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

10	TAX GROSS-UP AND INDEMNITIES

10.1	Tax definitions

(a)	In this Clause 10:-

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"Tax Payment" means an increased payment made by an Obligor to the Lender under Clause 10.2 (Tax gross-up) or a payment under Clause 10.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this Clause 10 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

10.2	Tax gross-up

(a)	All payments to be made by an Obligor to the Lender under the Finance Documents shall be made free and clear of and without any Tax Deduction unless such Obligor is required to make a Tax Deduction, in which case the sum payable by such Obligor (in respect of which such Tax Deduction is required to be made) shall be increased to the extent necessary to ensure that the Lender receives a sum net of any deduction or withholding equal to the sum which it would have received had no such Tax Deduction been made or required to be made.

(b)	The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to the Lender.

(c)	If an Obligor is required to make a Tax Deduction, that Obligor shall, and the Borrower shall ensure that Obligor will, make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(d)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax Deduction has been made or (as applicable) any appropriate payment has been paid to the relevant taxing authority.

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10.3	Tax indemnity

(a)	Without prejudice to Clause 10.2 (Tax gross-up), if the Lender is required to make any payment of or on account of Tax on or in relation to any sum received or receivable under the Finance Documents (including any sum deemed for purposes of Tax to be received or receivable by the Lender whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against the Lender, the Borrower shall, within three Business Days of demand by the Lender, promptly indemnify the Lender against such payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith, provided that this Clause 10.3 shall not apply to:-

(i)	any Tax imposed on and calculated by reference to the net income actually received or receivable by the Lender by the jurisdiction in which the Lender is incorporated.

(b)	If the Lender intends to make a claim under paragraph (a) above, it shall notify the Borrower of the event giving rise to the claim.

10.4	Tax credit

If an Obligor makes a Tax Payment and the Lender determines that:-

(a)	a Tax Credit is attributable to that Tax Payment; and

(b)	the Lender has obtained, utilised and retained that Tax Credit,

the Lender shall pay an amount to the Obligor which the Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been made by the Obligor.

10.5	Stamp taxes

The Borrower shall:-

(a)	pay all stamp duty, registration and other similar Taxes payable in respect of any Finance Document; and

(b)	within three Business Days of demand, indemnify the Lender against any cost, loss or liability the Lender incurs in relation to any stamp duty, registration or other similar Tax paid or payable in respect of any Finance Document.

10.6	Indirect Tax

(a)	All amounts set out or expressed in a Finance Document to be payable by any Obligor to the Lender shall be deemed to be exclusive of any Indirect Tax. If any Indirect Tax is chargeable on any supply made by the Lender to any Obligor in connection with a Finance Document, that Obligor shall pay to the Lender (in addition to and at the same time as the repayment) an amount equal to the amount of the Indirect Tax.

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(b)	Where a Finance Document requires any Obligor to reimburse the Lender for any costs or expenses, that Obligor shall also at the same time pay and indemnify the Lender against all Indirect Tax incurred by the Lender in respect of the costs or expenses to the extent that the Lender reasonably determines that it is not entitled to credit or repayment in respect of the Indirect Tax.

11	OTHER INDEMNITIES

11.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:-

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall as an independent obligation, within three Business Days of demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between:-

(A)	the rate of exchange used to convert that Sum from the First Currency into the Second Currency; and

(B)	the rate or rates of exchange available to the Lender at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

11.2	Other indemnities

The Borrower shall promptly (or shall ensure and procure that an Obligor will), within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:-

(a)	the occurrence of any Event of Default;

(b)	any information produced, provided or approved by or on behalf of an Obligor being or being alleged to be misleading or deceptive in any respect;

(c)	any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Obligor or with respect to the transactions contemplated, financed or secured under the Finance Documents;

(d)	a failure by an Obligor to pay any amount due under a Finance Document on its due date or in the relevant currency;

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(e)	funding, or making arrangements to fund, the Loan requested by the Borrower in the Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of wilful default by the Lender alone);

(f)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower;

(g)	investigating any event which it reasonably believes is a Default;

(h)	interpreting or invoking any provision of any Finance Document;

(i)	as permitted by this Agreement, appointing counsels, accountants, tax advisors and any other professional advisors, experts; or

(j)	acquiring, maintaining, protecting or executing any Security.

12	MITIGATION BY THE LENDER

12.1	Mitigation

(a)	The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, any of:-

(i)	Clause 7.1 (Illegality); or

(ii)	Clause 10 (Tax gross-up and indemnities),

including transferring its rights and obligations under the Finance Documents to another Affiliate.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

12.2	Limitation of liability

(a)	The Borrower shall indemnify the Lender for all costs and expenses reasonably incurred by the Lender as a result of steps taken by it under Clause 12.1 (Mitigation).

(b)	The Lender is not obliged to take any steps under Clause 12.1 (Mitigation) if, in its opinion, to do so might be prejudicial to it.

13	COSTS AND EXPENSES

13.1	Transaction expenses

The Borrower shall pay the Lender’s fees and expenses, including legal, accounting and out-of-pocket costs incurred by the Lender in connection with the negotiation, preparation, printing and execution of:-

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(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the Agreement Date,

within three Business Days after its receipt of written invoices for such fees and expenses, provided that such fees and expenses shall not exceed RMB 300,000.

13.2	Amendment costs

If an Obligor requests an amendment, waiver or consent under any Finance Document, then the Borrower shall, within three Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by it in responding to, evaluating, negotiating or complying with that request or requirement.

13.3	Enforcement costs

The Borrower shall, within three Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement or preservation of any rights under any Finance Document.

13.4	Security expenses

The Borrower shall, within three Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with the administration or release of any Security created under any Security Document.

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SECTION 7

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

14	REPRESENTATIONS

The Borrower makes the representations and warranties set out in this Clause 14 to the Lender on the Agreement Date.

14.1	Status

(a)	Each Obligor is a company or, as the case may be, a corporation duly incorporated and validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation.

(b)	Each Obligor has the power and capacity to own its assets and carry on its business as it is being conducted.

14.2	Binding obligations

(a)	The obligations expressed to be assumed by each Obligor in each Finance Document to which it is a party are legal, valid, binding and enforceable;

(b)	Without limiting the generality of paragraph (a) above, each Security Document shall create the security interests which that Security Document purports to create and those security interests are valid and effective.

14.3	Non-conflict with other obligations

The entry into and performance by each Obligor of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:-

(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its assets,

nor (except as provided in any Security Document) result in the existence of, or oblige it to create, any Security over any of its assets.

14.4	Power and authority

Each Obligor has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

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14.5	Validity and admissibility in evidence

All Authorisations required or desirable:-

(a)	to enable each Obligor lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party;

(b)	to make the Finance Documents to which each Obligor is a party admissible in evidence in its jurisdiction of incorporation and in the court of the jurisdiction to which each Obligor submits under the Finance Documents;

(c)	for each Obligor to carry on its business; and

(d)	to enable each Obligor to create the Security to be created by it under any Security Document and to ensure that such Security has the priority and ranking it is expressed to have (for avoidance of doubt, not including the external Authorizations which will be obtained only upon/after the effectiveness of the merger between Jumei International Holding Limited and Jumei Investment Holding Limited as a result of the Acquisition).

have been obtained or effected and are in full force and effect.

14.6	Governing law and enforcement

To the best of each Obligor’s knowledge:-

(a)	the choice of law stated to be the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation; and

(b)	any judgment obtained in the court of the jurisdiction as stated in the Finance Documents to be the court to which the parties thereto submit in relation to each such Finance Document will be recognised and enforced in its jurisdiction of incorporation.

14.7	Deduction of Tax

To the best of each Obligor’s knowledge, it is not required under the law applicable where each Obligor is incorporated or resident or at its address specified in this Agreement to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

14.8	No filing or stamp taxes

To the best of each Obligor’s knowledge, it is not necessary in order to ensure the legality, validity, enforceability or admissibility in evidence in proceedings that any Finance Document be notarised, filed, registered or otherwise recorded in any jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

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14.9	No Material Adverse Effect

Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

14.10	No Default

(a)	No Default is continuing or might reasonably be expected to result from the making of the Utilisation.

(b)	No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on any Obligor or to which its assets are subject which might have a Material Adverse Effect.

14.11	No misleading information

(a)	All information provided by or on behalf of any member of the Borrower Parties in relation to any Finance Document was true, complete and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	Nothing has occurred or been omitted from the information so provided and no information has been given or withheld that results in the information provided by or on behalf of any member of the Borrower Parties being untrue or misleading in any material respect.

14.12	Ranking

(a)	Each Security Document once entered into and becomes effective, will create, pursuant to the terms and conditions therein, in favour of the Lender for the benefit of the Lender the Security of which the Lender or its Affiliate shall be the only first ranking Security holder.

(b)	Without limiting paragraph (a) above, the payment obligations of each Obligor under the Finance Documents shall rank senior in priority to all other existing and future Indebtedness of the Obligor, except for obligations mandatorily preferred by law applying to companies generally.

14.13	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against any Obligor or any member of the Borrower Parties.

14.14	Title

Each Obligor has good and marketable title to the Charged Assets subject to the Security created by it pursuant to any Security Document and Existing Security as applicable, free from all Security except the Security created under, or permitted by, the Security Documents and Existing Security as applicable.

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14.15	Authorised signatures

Any person specified as an authorised signatory of each Obligor under Schedule 2 (Conditions Precedent) or paragraph (e) of Clause 15.1 (Information: miscellaneous) is authorised to sign the Utilisation Request (in the case of the Borrower only) and other notices on its behalf.

14.16	Disclosure of material facts

None of the Obligors is aware of any material facts or circumstances which have not been disclosed to the Lender and which might, if disclosed, have adversely affected the decision of a person considering whether or not to make a loan of the nature contemplated by the Finance Documents available to the Borrower.

14.17	Anti-bribery conduct

No member of the Borrower Parties nor any director or officer associated with or acting on behalf of a member of the Borrower Parties has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or The Bribery Act 2010 of the United Kingdom (UK Bribery Act); or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment prohibited under any applicable law or regulation equivalent to the FCPA or the UK Bribery Act.

14.18	Money laundering laws

The operations of each member of the Borrower Parties are, and have been, conducted at all times in compliance with applicable financial record keeping and reporting requirements and money laundering statutes in each of the jurisdictions in which the relevant member of the Borrower Parties is incorporated and of all jurisdictions in which and the relevant member of the Borrower Parties conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Agency (collectively, the Money Laundering Laws) and no action, suit or proceeding by or before any court or Governmental Agency, authority or body or any arbitrator involving any member of the Borrower Parties with respect to Money Laundering Laws is pending, threatened or contemplated.

14.19	Repetition

The Repeating Representations are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of the Utilisation Request and the first day of each Interest Period.

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15	INFORMATION UNDERTAKINGS

The undertakings in this Clause 15 remain in force from the Agreement Date for so long as any Liability is outstanding or any Commitment is in force.

15.1	Information

The Borrower shall supply to the Lender:-

(a)	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any Obligor or any other member of the Borrower Parties, and which might, if adversely determined, have a Material Adverse Effect;

(b)	promptly, such further information regarding the business, operations, property, condition (financial or otherwise), performance or prospects of any Obligor or any other member of the Borrower Parties as the Lender may reasonably request;

(b)	promptly, such further information and records regarding the Charged Assets as the Lender may request;

(d)	promptly, notice of any change in authorised signatories of any Obligor signed by a director or the company secretary of such Obligor accompanied by specimen signatures of any new authorised signatories;

(e)	promptly, any notice being received from any competent authority amending, terminating or suspending or threatening to amend, terminate or suspend any Authorisation where such action (or implementing the result thereof) constitutes a Material Adverse Effect; and

(f)	promptly, upon becoming aware of them, details of any circumstances which may lead to:-

(i)	any Authorisation not being obtained or effected or not remaining in full force and effect (other than in accordance with its terms); or

(ii)	any Authorisation not being obtained, renewed or effected when required,

where failure to obtain and/or maintain the same constitutes a Material Adverse Effect.

15.2	Notification of Default

(a)	The Borrower shall notify the Lender of any Default (and in each case, the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

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(b)	Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by its sole director on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

16	GENERAL UNDERTAKINGS

The undertakings in this Clause 16 remain in force from the Agreement Date for so long as any Liability is outstanding or any Commitment is in force.

16.1	Authorisations

The Borrower shall, and the Borrower shall ensure and procure that each other Obligor will, promptly:-

(i)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(ii)	supply certified copies to the Lender of,

any Authorisation required under any law or regulation to enable each Obligor to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence of each Finance Document in each Obligor's jurisdiction of incorporation and in the court of the jurisdiction to which the parties submit under each Finance Document.

16.2	Compliance with laws

The Borrower shall, and the Borrower shall ensure and procure that each other Obligor will, comply in all respects with all laws to which it may be subject.

16.3	Negative pledge

(a)	The Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will, create or permit to subsist any Security over any asset of a member of the Borrower Parties.

(b)	The Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will:-

(i)	sell, transfer or otherwise dispose of any asset of a member of the Borrower Parties on terms whereby it is or may be leased to or re-acquired by any member of the Borrower Parties;

(ii)	sell, transfer or otherwise dispose of any receivable of a member of the Borrower Parties on recourse terms;

(iii)	enter into or permit to subsist any title retention arrangement;

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(iv)	enter into or permit to subsist any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(v)	enter into or permit to subsist any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to:-

(i)	any Security created pursuant to any Security Document;

(ii)	any lien arising by operation of law and in the ordinary course of trading not relating to borrowings, provided that the debt which it secures is paid when due or contested in good faith by appropriate proceedings and properly provisioned;

(iii)	the Existing Security which are to be fully discharged on or before the Utilisation Date; or

(iv)	any Security created with the Lender's prior written consent.

16.4	Disposals

(a)	The Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will, enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, transfer or otherwise dispose of any asset of a member of the Borrower Parties.

(b)	Paragraph (a) above does not apply to any sale, lease, transfer or other disposal of:-

(i)	an asset (other than a Charged Asset and any part of the Project) made in the ordinary course of trading of the disposing entity;

(ii)	all or any part of the Project which has been previously approved by the Lender; or

(iii)	any asset made with the prior written consent of the Lender.

16.5	No merger

Except for the merger to be completed by Jumei International Holding Limited as a result of the Acquisition, without the prior written consent of the Lender, the Borrower shall not, and the Borrower shall ensure and procure that no other Obligor and no other member of the Borrower Parties will, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction with any non-member of the Borrower Parties, which might, in the opinion of the Lender, have a Material Adverse Effect.

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16.6	No change of business

Except with the prior written consent of the Lender, the Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will:-

(a)	make any substantial change to the general nature of its business or the business of any other member of the Borrower Parties from that carried on at the Agreement Date; or

(b)	carry on any business, or acquire or invest in any other Subsidiary or any other company, business, assets, other than holding, directly or indirectly, the Project for investment purpose.

16.7	Insurances

The Borrower shall, and the Borrower shall ensure and procure that each other Obligor will, maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks, and to the extent, usually insured against by prudent companies located in the same or similar location and carrying on a similar business.

16.8	Taxes

The Borrower shall, and the Borrower shall ensure and procure that each other Obligor will:-

(a)	file or cause to be filed all tax returns required to be filed in all jurisdictions in which it is situated or carries on business or otherwise is subject to Taxation; and

(b)	pay all Taxes shown to be due and payable on such returns or any assessments made against it, except to the extent these are contested in good faith and by appropriate means where such payment may be lawfully withheld and for which adequate reserves have been established by it taking into account the amount of Taxes payable.

16.9	Loans and guarantees

(a)	The Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will, make any loans, grant any credit (save in the ordinary course of business) or give any guarantee or indemnity (except as required under any of the Finance Documents) to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any person.

(b)	Paragraph (a) above does not apply, if the Borrower has obtained the Lender's prior written consent to do so.

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16.10	No borrowings

(a)	The Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will, incur any Indebtedness.

(b)	Paragraph (a) above does not apply to:-

(i)	any Indebtedness incurred pursuant to any of the Finance Documents;

(ii)	any inter-company or shareholder loan borrowed by a member of the Borrower Parties which is subordinated to the Liabilities and assigned to the Lender as security for the Liabilities; and

(iii)	any Indebtedness incurred with the prior written consent of the Lender.

16.11	Amendment of constitutional documents

The Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will, amend or agree to or permit any amendment of the memorandum and/or articles of association or the constitutional documents of any member of the Borrower Parties in any manner which might have a Material Adverse Effect, provided that this clause does not apply to any amendment made in connection with the Acquisition.

16.12	Declaration of dividends

The Borrower shall not, and the Borrower shall ensure and procure that no other member of the Borrower Parties will, declare, pay or make any dividend or other distribution, nor repay to any person any loan or interest on loan, whether of an income or capital nature and whether in cash or in specie, unless in each case with the prior written consent of the Lender, provided that this clause does not apply to any dividends declared and paid and repayments made pursuant to Clause 16.16.

16.13	Sale of Project

The Borrower shall obtain the prior written consent of the Lender before all or any unit or any part of the Project is to be sold, or otherwise disposed of, directly or indirectly. The Borrower shall deliver to the Lender a sale report of the Project. Each sale report shall be in form and substance satisfactory to the Lender for the Lender's monitoring all direct and indirect sales affecting the Project.

16.14	Ranking

The Borrower and each of the Obligor shall ensure and procure that:-

(a)	Each Security Document once entered into and becomes effective, will create, pursuant to terms and conditions therein, in favour of the Lender for the benefit of the Lender the Security of which the Lender or its Affiliate shall be the only first ranking Security holder.

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(b)	Without limiting paragraph (a) above, the payment obligations of each Obligor under the Finance Documents shall rank senior in priority to all other existing and future Indebtedness of the Obligor, except for obligations mandatorily preferred by law applying to companies generally.

16.15	Sale Proceeds

(a)	The Borrower shall ensure and procure that all the Sale Proceeds shall be in cash, and shall not be in other forms of consideration (except with the prior written consent of the Lender).

(b)	The Borrower shall ensure and procure that all Sale Proceeds and all revenues and any other moneys received or receivable by any one or more of the Project Companies in relation to a sale of all or any unit or any part of the Project will, immediately upon receipt by the Project Company (or any of its Holding Company or agents on its behalf), be applied towards mandatory prepayment of the Loan and/or the accrued interest thereon in accordance with Clause 7.6 (mandatory prepayment) of this Agreement.

16.16	Loan repayment

The Borrower shall ensure and procure that each member of the Borrower Parties will duly declare and pay dividends to the Borrower and/or duly repay to the Borrower all or the due portion of the indebtedness owing to the Borrower by it and upstream sufficient sums of money to the Borrower, so as to ensure the Borrower to have sufficient funds to fully and duly repay and pay the Loan and all interest accrued and all other sums payable by the Borrower to the Lender under the Finance Documents.

16.17	Ownership

The Borrower shall ensure and procure that:-

(a)	the Borrower shall, at all times, beneficially own, directly or indirectly

(i)	all the issued share capital in Jumei Investment Holding Limited (until it merges into Jumei International Holding Limited), [******], [******], [******], [******], [******], [******][******], [******], [******], [******], [******], [******];

(ii)	at least 44.6% of the issued share capital in Jumei International Holding Limited, or if a “short-form” merger of Jumei Investment Holding Limited with and into Jumei International Holding Limited has been effected in accordance with Part XVI and in particular section 233(7) of the Companies Law Cap. 22 of the Cayman Islands, with Jumei International Holding Limited being the surviving company, the 100% of the issued share capital in Jumei International Holding Limited held by the Borrower; and

(iii)	at least 83.6% of the issued share capital in [******].

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(b)	Borrower shall procure that Mr. Leo Ou Chen, through a trust, will remain and continue to directly own 100% of the issued share capital of the Borrower.

16.18	Ownership of Project

The Borrower shall ensure and procure that:-

(a)	each Project Company will remain and continue to be the sole owner of land use rights and the real properties over that part of the Project, except any sale of any part of the Project which has been previously approved by the Lender; and

(b)	the Project will remain and continue to be free from all Security and adverse claims.

16.19	Management control over the Borrower Parties

The Borrower shall ensure and procure that Mr. Leo Ou Chen, will maintain a management control over the Borrower Parties.

16.20	Existing facility

On the Utilisation Date, the Borrower shall ensure and procure that no money is owed to the any party as disclosed to the Lender.

16.21	Access

If a Default is continuing or the Lender reasonably suspects a Default is continuing or may occur, the Borrower shall ensure that each Obligor will, permit the Lender and/or accountants or other professional advisers and contractors of the Lender free access at all reasonable times and on reasonable notice at the risk and cost of the Borrower or, as the case may be, the relevant Obligor to the premises, assets, books, accounts and records of each Obligor.

16.22	Anti-corruption law

No Obligor shall directly or indirectly use the proceeds of the Facilities for any purpose which would breach the FCPA, the UK Bribery Act or other similar legislation in other jurisdictions.

Each Obligor shall:

(a)	conduct its businesses in compliance with applicable anti-corruption laws; and

(b)	maintain policies and procedures designed to promote and achieve compliance with such laws.

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16.23	Further assurance

The Borrower shall promptly take such steps as the Lender may deem necessary or appropriate to maintain and protect the interests of the Lender under the Finance Documents, including the execution of such additional documents as the Lender may require.

17	EVENTS OF DEFAULT

Each of the events or circumstances set out in the following sub-clauses of this Clause 17 (other than Clause 17.18 (Acceleration)) is an Event of Default.

17.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable.

17.2	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents, other than those referred to in:-

(i)	Clause 17.1 (Non-payment);

(ii)	Clause 16.17 (Ownership);

(iii)	Clause 16.18 (Ownership of Project); and

(iv)	Clause 16.19 (Management control over the Borrower Parties).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within three Business Days of the Lender giving notice to the Borrower or the Borrower becoming aware of the failure to comply.

17.3	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in a Finance Document or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

17.4	Cross default

(a)	Any Indebtedness of any Obligor or any member of the Borrower Parties is not paid when due nor within any originally applicable grace period.

(b)	Any Indebtedness of any Obligor or any member of the Borrower Parties is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

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(c)	Any commitment for any Indebtedness of any Obligor or any member of the Borrower Parties is cancelled or suspended by a creditor of any Obligor or any member of the Borrower Parties as a result of an event of default (however described).

(d)	Any creditor of any Obligor or any member of the Borrower Parties becomes entitled to declare any Indebtedness of any Obligor or any member of the Borrower Parties due and payable prior to its specified maturity as a result of an event of default (however described).

17.5	Insolvency

(a)	Any Obligor or any member of the Borrower Parties is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	As revealed in the latest balance sheet of each Obligor, the auditor’s report or valuation report prepared by a qualified accounting firm or valuer acceptable to the Lender, at the Borrower's cost, the value of the assets of any Obligor or any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any Obligor or any member of the Borrower Parties.

17.6	Insolvency proceedings

Any corporate action, legal proceedings or other procedure (other than any winding up petition which is frivolous or vexatious and is discharged, struck out, stayed or dismissed within sixty days of its service or is defended in good faith within sixty days of its service with evidence by any Obligor showing to the reasonable satisfaction of the Lender that it being frivolous or vexatious) is taken in relation to:-

(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, provisional supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor or any member of the Borrower Parties;

(b)	a composition, assignment or arrangement with any creditor of any Obligor or any member of the Borrower Parties;

(c)	the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of any Obligor, any member of the Borrower Parties or any of its assets; or

(d)	enforcement of any Security over any assets of any Obligor or any member of the Borrower Parties,

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or any analogous procedure or step is taken in any jurisdiction.

17.7	Creditors' process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of any Obligor or any member of the Borrower Parties having an aggregate value of in excess of US$5 million and is not discharged within three Business Days.

17.8	Cessation of business

An Obligor or any member of the Borrower Parties suspends or ceases or threatens to suspend or cease to carry on all or a material part of its business.

17.9	Failure to pay final judgment

Any Obligor or any member of the Borrower Parties fails to comply with or pay any sum due from it under any final judgment or any final order made or given by any court of competent jurisdiction within the period specified in the relevant judgment or if no period is specified within three Business Days of such final judgment being issued.

17.10	Ownership

Any requirement under paragraphs (a) to (d) of Clause 16.17 (Ownership) is not complied with.

17.11	Ownership of Project

Any requirement under paragraphs (a) and (b) of Clause 16.18 (Ownership of Project) is not complied with.

17.12	Management control over the Borrower Parties

Any requirement under Clause 16.19 (Management control over the Borrower Parties) is not complied with.

17.13	Management and Ownership of the Borrower Parties

(a)	Mr. Leo Ou Chen ceases to be the chairman of the board of directors, or the sole director after the merger resulting from the Acquisition, and chief executive officer of Jumei International Holding Limited.

(b)	Mr. Leo Ou Chen, together with the trust, ceases to hold 100% of the issued share capital of the Borrower.

(c)	Mr. Leo Ou Chen ceases to maintain a management control over the Borrower Parties.

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17.14	Unlawfulness

It is or becomes unlawful for an Obligor to perform any of its obligations under a Finance Document to which that Obligor is a party.

17.15	Repudiation

An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document to which that Obligor is a party.

17.16	Security

Any Security Document is not in full force and effect pursuant to the terms and conditions therein, or does not create in favour of the Lender the Security which it is expressed to create with the ranking and priority it is expressed to have.

17.17	Material adverse change

To the extent not covered by any other provision of this Clause 17, any material adverse change occurs in relation to any Obligor or the Project which might, in the opinion of the Lender, have a Material Adverse Effect.

17.18	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing, the Lender may by notice to the Borrower:-

(a)	without prejudice to the funding by the Lender of the Loan then outstanding, cancel all or any part of the Total Commitments (and reduce such Total Commitments accordingly), whereupon all or the relevant part shall immediately be cancelled and reduced accordingly; and/or

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c)	declare that all or part of the Loan be payable on demand, whereupon they shall immediately become payable on demand by the Lender;

(d)	exercise any and all of its rights, remedies, powers or discretions under the Finance Documents.

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SECTION 8

CHANGES TO PARTIES

18	CHANGES TO THE PARTIES

18.1	Assignments and transfers by the Lender

Subject to this Clause 18, the Lender and any New Lender which has become the Lender pursuant to this Agreement (each an "Existing Lender") may:-

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (a "New Lender").

18.2	Conditions of assignment or transfer

(a)	An Existing Lender may assign or transfer all or any of its rights and/or obligations to a New Lender, without prior notice to, consent of or consultation with any Obligor or any other person.

(b)	If:-

(i)	an Existing Lender assigns or transfers any of its rights or obligations under the Finance Documents; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender under Clause 10.2 (Tax gross-up and indemnities), then the New Lender is only entitled to receive payment under those Clauses to the same extent as the Existing Lender would have been if the assignment, transfer or change had not occurred.

18.3	Rights and obligations after transfer

(a)	If an Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents, each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents to the extent novated and their respective rights against one another shall be cancelled to the extent novated (being the "Discharged Rights and Obligations").

(b)	Each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender.

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(c)	All relevant references in this Agreement to the Lender shall be construed as a reference to the Existing Lender and/or the New Lender to the extent of their respective interests. The Borrower shall thereafter look only to the New Lender in respect of that proportion of the Existing Lender's obligations under this Agreement as corresponds to the obligations assumed by such New Lender.

(d)	The procedure set out in this Clause 18.3 shall not apply to any right or obligation under any Finance Document (other than this Agreement) if and to the extent its terms, or any laws or regulations applicable to it, provide for or require a different means of transfer of such right or obligation or prohibit or restrict any transfer of such right or obligation, unless such prohibition or restriction shall not be applicable to the relevant transfer or each condition of any applicable restriction shall have been satisfied.

18.4	Execution of further documents

If an Existing Lender assigns any of its rights or transfers by novation any of its rights and obligations as provided in Clause 18.1 (Assignments and transfers by the Lender), the Borrower undertakes, immediately on being requested to do so by the Existing Lender, to enter and procure that each other Obligor enters into such documents as may be necessary or desirable to assign or transfer to the New Lender all or the relevant part of the Existing Lender's interest in the Finance Documents, failing which the Existing Lender is authorised by each of the Obligors to execute on its behalf any of such documents.

18.5	Merger by the Lender

(a)	The Obligors' obligations under the Finance Documents will not be affected by any takeover, absorption or merger by or of the Lender by, of or with any other bank or financial institution, or any other entity.

(b)	The Obligors' obligations under the Finance Documents will not be affected by any change in the name or constitution of the Lender.

18.6	Existing consents and waivers

A New Lender shall be bound by any consent, waiver, election or decision given or made by the relevant Existing Lender in respect of the relevant interests and obligations under or pursuant to any Finance Document prior to the coming into effect of the relevant assignment or transfer to such New Lender.

18.7	Assignments and transfers by Obligors

An Obligor may not assign or transfer any of its rights or obligations under any Finance Document, except with the prior written consent of the Lender.

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19	DISCLOSURE OF INFORMATION

The Lender may deliver copies of the Finance Documents and/or disclose any information received by it under or pursuant to any Finance Document or any other information about any Obligor, the Finance Documents, the Charged Assets, the Project as the Lender shall consider appropriate to:-

(a)	any of its Affiliates and any persons who in the ordinary course of the Lender's business have access to its papers and records;

(b)	its head office and any other representative and branch offices in any jurisdiction;

(c)	any Obligor;

(d)	any person permitted by any Obligor;

(e)	any person to (or through) whom the Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(f)	any person with (or through) whom the Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Loan, this Agreement or any Obligor;

(g)	any debt collection agency, credit reference agency, contractor or other third party service provider which provides services of any kind to the Lender in connection with the operation of its business;

(h)	any person to the extent required for the purpose of any litigation, arbitration or regulatory proceedings or procedure; or

(i)	any person to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation.

This Clause 19 supersedes any previous agreement relating to the confidentiality of such information.

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SECTION 9

THE LENDER

20	CONDUCT OF BUSINESS BY THE LENDER

No provision of this Agreement will:-

(a)	interfere with the right of the Lender to arrange its affairs (Tax or otherwise) in whatever manner it thinks fit;

(b)	oblige the Lender to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim;

(c)	oblige the Lender to disclose any information relating to its affairs (Tax or otherwise) or any computations in respect of Tax; or

(d)	oblige the Lender to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any applicable law or regulation.

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SECTION 10

ADMINISTRATION

21	PAYMENT MECHANICS

21.1	Payments to the Lender

(a)	On each date on which an Obligor is required to make a payment under a Finance Document, that Obligor shall make the same available to the Lender (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account with such bank as the Lender specifies.

21.2	Partial payments

(a)	If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Lender shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:-

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Lender under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee (other than as provided in (i) above) or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Lender may at its discretion vary the order set out in paragraph (a) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

21.3	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

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21.4	Business Days

(a)	A payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under paragraph (a) above, interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

21.5	Currency of account

(a)	Subject to paragraphs (b) and (c) below, US Dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c)	Any amount expressed to be payable in a currency other than US Dollars shall be paid in that other currency.

22	NOTICES

22.1	Communications in writing

Without prejudice to any other effective modes of service and communication. any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter or by such other method as the Parties may from time to time agree.

22.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents are those identified with its name at the end of this Agreement, or any substitute address, fax number, department or officer as the relevant Party may notify to the other Parties by not less than five (5) Business Days' notice.

22.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:-

(i)	if by way of fax, when received in legible form;

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

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and, if a particular department or officer is specified as part of its address details provided under Clause 22.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document made or delivered to the Lender will be effective only when actually received by it and then only if it is expressly marked for the attention of the department or officer identified under Clause 22.2 (Addresses).

(c)	Any communication or document made or delivered to the Borrower in accordance with this Clause 22.3 will be deemed to have been made or delivered to each of the other Obligors.

22.4	Language

Any notice given under or in connection with any Finance Document must be in Chinese or English.

22.5	Notice by the Borrower

The Lender may assume (unless it has received notice to the contrary) that any notice or request made by the Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

23	CALCULATIONS AND CERTIFICATES

23.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

23.2	Certificates and determinations

Any certification or determination by the Lender of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

23.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 365 days.

24	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

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25	REMEDIES AND WAIVERS

(a)	No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

(b)	Notwithstanding anything to the contrary, from and upon the Agreement Date, the Lender and its Affiliates, directors, agents, successors and assigns shall be indemnified and held harmless by the Obligors on a joint and several basis for and against any and all liabilities, losses, damages, claims, costs and expenses, interests, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them, arising out of or resulting from any of the Finance Documents.

26	AMENDMENTS AND WAIVERS

Any term of a Finance Document may be amended or waived only with the consent of the Lender and the Borrower (on its behalf and on behalf of each of the other Obligors) and any such amendment or waiver will be binding on the Lender and all the Obligors.

27	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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SECTION 11

GOVERNING LAW AND ENFORCEMENT

28	GOVERNING LAW

This Agreement is governed by Hong Kong law.

29	ENFORCEMENT

29.1	Dispute Resolution

(a)	Subject to paragraph (b) below, the Parties agree to negotiate in good faith to resolve any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute"), and if the negotiations do not resolve the Dispute to the reasonable satisfaction of the Parties, such Dispute shall be referred to and finally settled by arbitration at the China International Economic and Trade Arbitration Commission ("CIETAC") in accordance with the Rules of Arbitration of the CIETAC (the "CIETAC Rules") in effect, which rules are deemed to be incorporated by reference into this section, subject to that the arbitration tribunal shall consist of three arbitrators to be appointed according to the CIETAC Rules, and the place of arbitration shall be Beijing. The prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

(b)	This Clause29.1 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

29.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:-

(a)	irrevocably appoints COGENCY GLOBAL (HK) LIMITED as its agent for service of process in relation to any proceedings in connection with this Agreement and all other Finance Documents to which the Borrower is a party; and

(b)	agrees that failure by the process agent to notify it of the process will not invalidate the proceedings concerned.

EXECUTION:-

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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SCHEDULE 1

FORM OF UTILISATION REQUEST

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SCHEDULE 2

CONDITIONS PRECEDENT

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SCHEDULE 3

SECURITY DOCUMENTS

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EXECUTION of Loan Agreement:-

The Borrower

For and on behalf of Super ROI Global Holding Limited by	) ) ) ) )	/s/ Super ROI Global Holding Limited
Address : [******] Email : [******] Attn : [******]

The Lender

For and on behalf of WB Online Investment Limited by	) ) ) ) )	/s/ WB Online Investment Limited
Address : [******] Email : [******] Attn : [******]